Exhibit 99.2

PRIVATE AND CONFIDENTIAL
December 21, 2007
Union-Transport Holdings, Inc.

Ladies and Gentlemen:

Re: Voting Agreements

Reference is made to (a) that certain Voting Agreement dated as of May 6, 2002, by and between Union-Transport Holdings Inc., a British Virgin Islands company (“UTH”), and Roger MacFarlane, and (b) that certain Voting Agreement dated as of May 6, 2002, by and between UTH and The MacFarlane Childrens’ Trust established June 28, 1993, as amended by that certain Letter Agreement dated as of June 6, 2005 (collectively, the “Voting Agreement”).

Each of the undersigned hereby confirms that their respective interests in the ordinary shares of UTH are being transferred to PTR Holdings Inc., a company incorporated in accordance with the laws of the British Virgin Islands (“PTR”), and that they did not and will not assign any of their rights under the Voting Agreement to the PTR.  Since the undersigned  R I MacFarlane and the MacFarlane Children’s Trust have sold their shares in UTH, with effect from 21 December 2007, they will thereafter no longer hold any ordinary shares of UTH and consequently all parties to this letter-agreement, hereby terminate the Voting Agreement with effect from 21 December 2007.

This letter agreement may be executed in counterparts, all of which shall, taken together, constitute but one and the same instrument.

Please confirm your agreement with the foregoing by executing this letter agreement and the enclosed duplicate copy where indicated and returning to us the enclosed copy.

Very truly yours,

/s/ Roger MacFarlane
Roger MacFarlane

The MacFarlane Children’s Trust established June 28, 1993

By:	/s/ R.D. Jooste by Roger MacFarlane
Name: R.D. Jooste
Title: Trustee

Acknowledged and agreed as of December 21, 2007: United-Transport Holdings, Inc.

By:	/s/ Rory Kerr
Name: Rory C. Kerr
Title: Directory (duly authorised)